CHINA INFRASTRUCTURE INVESTMENT CORPORATION
Room D, 2F, Building 12, Xinxin Huayuan, Jinshi Road
Zhengzhou, Henan Province
The People’s Republic of China

May 6, 2009

David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	China Infrastructure Investment Corporation Form 10-K for the year ended June 30, 2008
File No. 001-34150

Dear Mr. Humphrey:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated March 24, 2009 regarding the Company’s Annual Report on Form 10-K as filed with the Commission on September 29, 2008.  We are providing the following letter containing our responses.

Form 10-K for the Year Ended June 30, 2008

General

COMMENT 1:	Please change your file number presented on your cover page to yourcurrent file number, 001-34150.

RESPONSE:	In response to the Commission’s comment, the Company has filed anamendment to its Annual Report on Form 10-K/A (“Amendment”) tochange the file number listed on the cover page.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

May 6, 2009

Results of Operations
Results of Operations for the Fiscal Year Ended June 30.  2008 Compared to the Fiscal Year Ended June 30, 2007

Depreciation and Amortization, page 28

COMMENT 2:
We note your disclosure that you adjusted your estimated volume total, impacting depreciation expense, in response to an evaluation report received from a third party.  Pursuant to Item 601 of Regulation S-K, such third party qualifies as an expert.  Please note that, should similar disclosure be included in or incorporated by reference into a registration statement, a consent from the third party is required to be filed as Exhibit 23.

RESPONSE:
The Company acknowledges that such third party qualifies as an expert and that a consent from such third party is required to be filed as Exhibit 23 in the event that such disclosure is included in or incorporated by reference into a registration statement.  As of the date hereof, the Company has no effective or pending registration statement on file with the Commission.

COMMENT 3:
You state that you record depreciation based on the ratio of actual traffic volume incurred during the period compared to the total expected traffic volume “during the operation licensing period, as estimated.”  We assume that you are using a 27 year period when estimating total expected traffic volume and that you are not assuming any extensions of the original 30 year land use rights granted by the government.  Please confirm our assumption or explain how your accounting policy differs.  Provide support, including your basis in GAAP, for any policy differences that may exist.  We may have further comment upon review of your response.

RESPONSE:
In response to the Commission’s comment, the Company hereby confirms that it used a 27 year period when it estimated the total expected traffic volume.  The Company did not assume any extensions of the original 30 year land use rights.

COMMENT 4:
As a related matter, refer to page 10 of your Form 10-Q for the Quarter Ended December 31, 2008.  We note the significant decline in revenue during the six month period then ended.  You attribute this decline primarily to the decrease of traffic volumes of commercial vehicles and to a toll free policy introduced by the Chinese government.  It appears that these developments may require you to adjust both your total expected traffic volume and the actual rate of depreciation.  Please explain to us whether this is the case.  Significant variances in depreciation rates should be disclosed and discussed in MD&A, if applicable.

May 6, 2009

RESPONSE:
The Company respectfully submits that the two (2) causes of the decline in its revenue do not warrant an adjustment of either total expected traffic volume or the actual rate of depreciation disclosure in light of the fact that such causes are either currently being remedied (the Chinese government has implemented policies to ease China out of its mortgage crisis) or were temporary (the toll free policy was a temporary measure instituted by the Chinese government).

Liquidity and Capital Resources, page 29

COMMENT 5:
We note your disclosure in your Note 1 and elsewhere in your filing that your land use rights expire in 2033, 30 years from the inception date.  Please revise your disclosure here to include a discussion of management’s long term expectations and plans with regard to the period subsequent to the expiration of these land use rights.  Your discussion should include the probability that the Chinese government will extend the term of such rights, as well as the consequences to you should these rights not be extended.

RESPONSE:
The Company has revised its disclosure in the Amendment to disclose in Note 1 and in other relevant sections of the Amendment that the Company expects that the Chinese government will extend its land use rights following the expiration of the rights in 2033, however if such extension is not approved by the Henan Transportation Bureau and the State Development and Revolution Committee of China, then the Pinglin Expressway will thereafter be operated by the Chinese government.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

COMMENT 6:
In your response to us, please reconcile the changes in your balance sheet presentation of notes receivable from related party and advance to related party with the changes reflected in your statements of cash flows for the year ended June 30, 2008 as well as the quarterly periods ended September 30, 2008 and December 31, 2008.

May 6, 2009

RESPONSE:
In response to the Commission’s comment, the table below demonstrates the changes incurred for notes receivable from related parties and advances to related parties during the designated accounting periods, as described on the Company’s balance sheet.  The Company combined the current portion and long-term portions of notes receivable from related parties, as a whole.  These changes can be tied to the amounts reflected as changes in the Company’s statements of cash flows for the relevant accounting periods.

For the year ended June 30, 2008 (unit: US$):

a.           Notes receivable from related parties:

Notes receivable from related parties, current	126,098,139
Notes receivable from related parties, long-term	-
Total Notes receivable from related parties as of June 30, 2007	126,098,139

Notes receivable from related parties, current	10,197,016
Notes receivable from related parties, long-term	139,872,158
Total Notes receivable from related parties as of June 30, 2008	150,069,174

Notes receivable from related parties as of June 30, 2007	126,098,139
Interest income-additions during the year[1]	9,668,217
Addition note receivable to related parties[2]	120,470
Translation difference	14,182,348
Notes receivable from related parties as of June 30, 2008	150,069,174

b. Advance to a related party

Advance to a related party as of June 30, 2007	29,998,648
Net changes	(10,914,798)
Translation difference	2,649,621
Notes receivable from related parties as of June 30, 2008	21,733,471

1 Reflected in “interest income” of cash flows from operating activities in the statement of cash flow

2 Reflected as the changes in “Note receivable from related parties” of cash flows from investing activities in the statement of cash flow

May 6, 2009

For the period ended September 30, 2008 (unit: US$):

a. Notes receivable from related parties:

Notes receivable from related parties, current	10,197,016
Notes receivable from related parties, long-term	139,872,158
Total Notes receivable from related parties as of June 30, 2008	150,069,174

Notes receivable from related parties, current	2,744,668
Notes receivable from related parties, long-term	140,212,907
Total Notes receivable from related parties as of September 30, 2008	142,957,575

Notes receivable from related parties as of June 30, 2008	150,069,174
Interest income-additions during the period[3]	2,759,318
Note issued by related parties to offset our interest receivables[4]	(10,238,886)
Translation difference	367,969
Notes receivable from related parties as of September 30, 2008	142,957,575

b. Advance to a related party

Advance to a related party as of June 30, 2008	21,733,471
Translation difference	52,946
Notes receivable from related parties as of September 30, 2008	21,786,417

For the period ended December 31, 2008 (unit: US$):
a. Notes receivable from related parties:

Notes receivable from related parties, current	10,197,016
Notes receivable from related parties, long-term	139,872,158
Total Notes receivable from related parties as of June 30, 2008	150,069,174

3 Reflected as “Increase in notes receivable from related parties for interest” of cash flow from investing activities in the statement of cash flow

4 Non-cash transaction

May 6, 2009

Notes receivable from related parties, current	5,481,930
Notes receivable from related parties, long-term	139,608,658
Total Notes receivable from related parties as of December 31, 2008	145,090,588

Notes receivable from related parties as of June 30, 2008	150,069,174
Interest income-additions during the period[5]	5,502,570
Interest received during the period	(10,967,199)
Translation difference	486,043
Notes receivable from related parties as of December 31, 2008	145,090,588

b. Advance to a related party

Advance to a related party as of June 30, 2008	21,733,471
Net changes	10,967,399
Translation difference	(65,534)
Notes receivable from related parties as of December 31, 2008	32,635,336

COMMENT 7:	Please tell us whether and how the interest income on the related party note specified in your disclosure on page 43 has been received or recorded.

RESPONSE:
In response to the Commission’s comment above, the interest income specified on page 43 has been paid and recorded. The Company’s related parties TaiAo and Xinyang paid the relevant amount to the Company’s bank account.

Note 2 – Summary of Significant Accounting Policies

(g) Long Term Investment, page F-l3

COMMENT 8:
From your disclosure here, it appears you deposited money with Pingdingshan City Credit Corporation.  A portion of that deposit was used for the purchase of the $1.3 million (3%) interest in PCCC, and the remaining $1.2 million was refunded to you.  Please tell us whether our understanding is correct, describe the facts and circumstances surrounding the original deposit including how the amount of such deposit was determined, and explain why you didn’t keep the remaining $1.2 on deposit with PCCC.

5 Total 5,464,629 reflected as “Decrease (increase) in notes receivable from related parties for interest” of cash flow from investing activities in the statement of cash flow

May 6, 2009

RESPONSE:
The Commission’s understanding is correct.  The original deposit was made after the Company considered PCCC’s performance and the potential benefit that could be derived from investing in PCCC.  The investment rate and consideration were determined through an evaluation of PCCC’s market value, negotiations and in accordance with the relevant laws and regulations of China.  Chinese laws and regulations only permit the Company to purchase a 3% interest in PCCC, and therefore the remaining $1.2 million was refunded to us.

(n) Revenue Recognition, page F-14

COMMENT 9:
Please explain to us how your current policy for rent income recognition is in accordance with paragraph 19(b) of SFAS 13 and/or cite your basis in GAAP for your accounting methodology.  Include in your response the facts and circumstances surrounding your decision to impute interest based on an 8% discount rate.

RESPONSE:
We believe our recognition for rent income is in accordance with paragraph 19(b) of SFAS 13. The imputed interest rate was determined in accordance with the interest rate of loans of a similar period published by People’s Bank of China.  We reassess our imputed interest rate on a quarterly basis and, according to our most recent assessment, the change in bank loan interest rates did not significantly impact our financial statements.  As a result, we did not think it was necessary to change the imputed interest rate.

Note 3 –Note Receivable, page F-18

COMMENT 10:	Please tell us and revise your disclosure to indicate the business purposes for the original extension and the subsequent renewal of credit to the Pingdingshan Transportation Authority.

RESPONSE:
The Company extended credit to and subsequently renewed credit to the Pingdingshan Transportation Authority in order to improve the management of transportation in the region.   In response to the Commission’s comment, the Company has revised its disclosure to reflect this business purpose in the Amendment.

May 6, 2009

Note 9 – Long Term Investment, page F-21

COMMENT 11:
We assume the change in value of your cost method long term investment is due to translation adjustments.  If our assumption is correct, please revise your disclosure to so state.  If it is incorrect, please explain to us and revise your disclosure to indicate the facts and circumstances surrounding the change in value.

RESPONSE:
The Commission’s assumption is correct.  In response to the Commission’s comment, the Company has revised its disclosure to reflect that the change in value of the Company’s cost method long term investment was due to translation adjustments in the Amendment.

Note 11 – Deferred Revenue; page F-23

COMMENT 12:
Please explain to us why deferred revenue has increased (gross and net) from 2007 to 2008, given your disclosure in Note 2(q) that the entire 30 year rental fee for the four gas stations was received in 2006.  In addition, please explain the business reasons for prepayment of rental fees for a thirty year period and tell us whether such an arrangement is commonplace or unusual in your economic environment.

RESPONSE:
Deferred revenue increased as a result of the change in exchange rates.  The exchange rate to U.S. dollars decreased sharply.  In light of the PCCL, the Company did not see the Company’s prepayment of rental fees (in the amount of $5.4 million) as significant.  In addition, paying fees in a single installment is very common in the Chinese economic environment.

COMMENT 13:
Refer to the first paragraph of Note 2(q).  Please state for us the amount of the 30 year rental fee received in 2006, both at gross and net of tax.  In future filings, please revise this note to provide similar disclosures.  It is unclear from your current footnote disclosure whether the $5,372,708 represents the business tax or whether it represents the fee received.  In this regard, if the $5.4 million represents the fee received, please reconcile that balance to the deferred revenue balance in Note 11.

RESPONSE:	The 30 year rental fee received in 2006 was $5,372,708, net of businesstax. The Company will revise this note in future filings accordingly.

May 6, 2009

COMMENT 14:
Please confirm to us that your calculation of rental income from 2006 is over 27 years, the remaining life of the land use asset, and not 30, as your Note 2(q) suggests.  If our assumption is correct, please expand your disclosure for clarity.  If you have used 30 years in your deferred rent calculation, please revise your financial statements to reflect the use of the shorter of the term of the agreement or the life of the land use asset from which rental income is earned, or advise.

RESPONSE:
Pursuant to the license agreement entered into by and between PCCL and the Company, the Company rented four (4) gas stations to PCCL for 30 years (from January 1, 2006 to December 31, 2035), for RMB 46.6 million (approximately US$5.4 million), net of business tax.  As a reflection of the terms of the agreement, and considering that the Company will attempt to extend the license beyond 30 years, the Company calculated the rental income for a period of 30 years.  Excluding the impact of interest discount, the Company calculated the annual difference between recognizing rental income for 30 years and recognizing rental income for 27 years.  The annual difference is approximately $25,000.  The Company believes such a difference is immaterial to its financial statements.

COMMENT 15:
To facilitate our understanding of your accounting methodology, please describe and illustrate your related accounting entries in fiscal 2008.  Specifically, please reconcile the changes in deferred revenue (at gross and at net) and in imputed interest discount between June 30, 2007 and June 30, 2008.  Explain exactly how you calculated the imputed interest and rental income recognized in fiscal 2008 as disclosed in Note 2 (q).  In addition, please illustrate the debit and credit entries you recorded in journal entry form.  We may have further comments upon review of your response.

RESPONSE:
In response to the Commission’s comment, please refer to the following table which shows the reconciliation of changes in deferred revenue and in imputed interest discount between June 30, 2007 and June 30, 2008:

May 6, 2009

	June 30, 2007	Amortization	June 30, 2008

Deferred revenue-Rmb	118,076,853	(4,143,047)	113,933,806
Imputed interest discount-Rmb	(72,069,301)	3,680,604	(68,388,697)
Total in Rmb	46,007,552	(462,443)	45,545,109
US$ equivalent	6,041,304		6,627,828

Amortization in US$:

Amortization
Deferred revenue	571,640
Imputed interest discount	507,834

The detailed calculations denominated in Rmb are as follows:

8.00%	a	Imputed interest rate. (The imputed interest rate was determined in accordance with the interest rate of loans of a similar period published by People’s Bank of China.)
49,200,000	b	Total rental income before tax
5.20%	c	Business Tax rate
2,558,400	d	Business Tax: d=b*c
46,641,600	e	Total rental income after tax: e=b-d
4,143,047	f	Annual rental: f=e/g
11.2578	g	g=PA(30,8%)
124,291,424	h	Deferred revenue: h=f*30
77,649,825	i	Discount: i=h-e

	Annual deferred revenue	Interest	Discount amortization	Total discount
	A=f	B=NBV*8%	C=A-B	D=Opening D-C
Opening balance				77,649,825
2006	2,071,524	1,865,664	205,860	75,784,161
2007	4,143,047	3,714,859	428,188	72,069,301
2008	4,143,047	3,680,604	462,443	68,388,697

May 6, 2009

Accounting entries (US$):

a. To recognize rental income:

Dr. Deferred revenue	571,640
Cr. Other income-rental income		(571,640)

b. To amortize interest discount:

Dr. Interest expense	507,834
Cr. Deferred revenue		(507,834)

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker, Esq. at (305) 539-3306 or Matthew Ogurick, Esq. at (305) 539-3352.

Please also fax any further comments to the attention of Messrs. Parker and Ogurick at (305) 358-7095.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Zhang Chunxian
Zhang Chunxian